Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES PRICING DETAILS OF REDEMPTION OF 2019 NOTES AND PARTIAL REDEMPTION OF 2020 NOTES

Calgary, Alberta, Canada – November 8, 2016

Precision Drilling Corporation ("Precision" or the "Company") (TSX: PD; NYSE: PDS) today announced that the Company has notified Computershare Trust Company of Canada, as agent for Valiant Trust Company the trustee under the trust indenture dated as of March 15, 2011, that Precision will redeem in cash all of the C$200 million outstanding principal amount of its 6.50% senior notes due 2019 (the "2019 Notes") in accordance with the terms of the 2019 Notes. The 2019 Notes will be redeemed and interest will cease to accrue on December 4, 2016. The total redemption amount payable for each C$1,000 principal amount of the 2019 Notes will be C$1,016.25, plus accrued and unpaid interest.

Precision also today announced that the Company has notified The Bank of New York Mellon, as trustee under the trust indenture dated as of November 17, 2010, that Precision will redeem in cash on a pro rata basis US$250 million outstanding principal amount of its 6.625% senior notes due 2020 (the "2020 Notes") in accordance with the terms of the 2020 Notes. The partial redemption of the 2020 Notes will occur on December 4, 2016 and interest will cease to accrue on the redeemed 2020 Notes as of that date. The total partial redemption amount payable for each US$1,000 principal amount of the 2020 Notes will be US$410.968378, plus accrued and unpaid interest.

Beneficial holders of the 2019 Notes and the 2020 Notes should contact their investment dealer if they have any questions about the redemptions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements"). Forward-looking information and statements in this news release include, but are not limited to, statements regarding the Company's intention to complete the redemptions, proposed refinancing plans and related matters. Forward-looking information and statements are based on certain expectations and assumptions made by Precision, including the assumption that the redemptions will be completed as proposed. Although Precision believes that the expectations and assumptions on which such forward-looking information and statements are based are reasonable, undue reliance should not be placed on the forward- looking information and statements as Precision cannot give any assurance that they will prove to be correct. Actual results could differ materially from those currently anticipated due to a number of factors and risks, which include, but are not limited to, the anticipated timing of the redemption and general economic, market and business conditions. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other risks factors that could affect Precision's operations, financial results and the completion of the offering are discussed in Precision's annual information form and other disclosure documents on file with the Canadian securities commissions on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).

The forward-looking information and statements contained in this press release are made as of the date hereof and Precision does not undertake any obligation to update publicly or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
Precision Drilling Corporation

403.716.4566
403.716.4755 (FAX)
Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com